Focus Impact BH3 NewCo, Inc.
1345 Avenue of the America, 33rd Floor
New York, NY 10105

XCF Global Capital, Inc.
5170 Golden Foothill Parkway
El Dorado Hills, CA 95762

February 3, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Fay, Li Xiao, Juan Grana, Jane Park

Re:	Focus Impact BH3 NewCo, Inc.
Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-281116

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Focus Impact BH3 NewCo, Inc. (“NewCo”) and XCF Global Capital, Inc. (the “Registrants”) hereby request acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 5, 2025, or as soon thereafter as practicable, or at such other time as the Registrants or Kirkland & Ellis LLP request by telephone that such Registration Statement be declared effective.

Please contact Peter Seligson, of Kirkland & Ellis LLP, special counsel to NewCo, at (212) 446 4756, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FOCUS IMPACT BH3 NEWCO, INC.

/s/ Carl Stanton
Carl Stanton
Chief Executive Officer

XCF GLOBAL CAPITAL, INC.

/s/ Mihir Dange
Mihir Dange
Chief Executive Officer